                                                     Filed by NVIDIA Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                         Subject Company: 3dfx Interactive, Inc.
                                                   Commission File No. 000-22651



For Further Information Contact:
Derek Perez                             Michael Hara
Director of Public Relations            Vice President of Investor Relations
NVIDIA Corporation                      NVIDIA Corporation
(408) 615-2630                          (408) 615-2511
dperez@nvidia.com                       mhara@nvidia.com


FOR IMMEDIATE RELEASE:
---------------------


                  NVIDIA TO ACQUIRE 3DFX CORE GRAPHICS ASSETS


SANTA CLARA, CA - DECEMBER 15, 2000 - NVIDIA(R) Corporation (Nasdaq: NVDA) today announced that it has signed a definitive agreement to acquire certain graphics related assets of 3dfx Interactive (Nasdaq: TDFX), a pioneer and a recognized leader in graphics technology. These graphics related assets include, but are not limited to, patents, pending patent applications, trademarks, brand names, and chip inventory related to the graphics business of 3dfx. In addition, 3dfx and NVIDIA have agreed to stay the patent infringement litigation between them through the closing of the transaction, at which time it will be jointly dismissed with prejudice.

Under the terms of the agreement, NVIDIA will pay to 3dfx a total consideration of $70 million in cash and 1 million shares of common stock. The asset acquisition has been approved by the board of directors of each company and is subject to 3dfx shareholder approval, the satisfaction of regulatory requirements and other customary closing conditions. This acquisition will be accounted for as a purchase and is expected to be complete in the first quarter of NVIDIA's fiscal year 2002.

Founded in 1994, 3dfx was an early pioneer in the 3D graphics industry and has been recognized for its ability to bring some of the world's finest games, educational content, interactive entertainment and media-rich business applications to life.

                  NVIDIA To Acquire 3dfx Core Graphics Assets
                                    Page 2


NVIDIA executives will conduct a conference call on Monday, December 18, 2000 at 7:00AM, Pacific Time. The conference call number is 212-231-6017, reservation number 17310062. A recorded playback of the conference call will be available through Wednesday, December 20, 2000. The call-in number for the replay is 800-633-8284 (US), 858-812-6440 (International), (passcode: 17310062). A live webcast (listen-only mode) of the conference call will be available at http://www.nvidia.com/Company/InvestorRelations; at http://www.streetevents.com;
and at http://www.bestcalls.com. You must have a compatible media player installed on your computer in order to listen to the webcast. You may download a media player for free at the sites listed above.


About NVIDIA

NVIDIA Corporation (Nasdaq: NVDA), based in Santa Clara, California., is the global leader in advanced graphics and multimedia processing technology for the consumer and professional computing markets. Its 2D, 3D, video and multimedia capabilities make NVIDIA one of the premier semiconductor companies in the world. NVIDIA offers a wide range of products and services, delivering superior performance and crisp visual quality for PC-based applications such as manufacturing, science, e-business, entertainment, and education.


This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the completion of the contemplated transaction, including the risk that required regulatory clearances or shareholder approval might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the expected benefits of the contemplated transaction are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and assets of NVIDIA Corporation and 3dfx Interactive, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by NVIDIA and 3dfx, with the Securities and Exchange Commission.

                  NVIDIA To Acquire 3dfx Core Graphics Assets
                                    Page 3


                  Additional Information and Where to find it

NVIDIA plans to file a Registration Statement on SEC Form S-4 in connection with the transaction, and NVIDIA and 3dfx expects to mail a Proxy Statement/Prospectus to shareholders of 3dfx containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NVIDIA, 3dfx, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from NVIDIA by directing a request through the Investors Relations portion of NVIDIA's website at http://www.nvidia.com or by mail to NVIDIA, 3535 Monroe Street, Santa Clara, CA 95051, attention: Investor Relations, telephone: (408) 615-2500.

In addition to the Registration Statement and the Proxy Statement/Prospectus, NVIDIA and 3dfx file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by NVIDIA or 3dfx at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. NVIDIA's and 3dfx's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.
                                                            ------------------

The directors and executive officers of NVIDIA and 3dfx have interests in the transaction, some of which may differ from, or may be in addition to, those of 3dfx's shareholders generally. A description of the interests that NVIDIA's and 3dfx's directors and executive officers have in the transaction will be available in the Proxy Statement/Prospectus. 3dfx will be and certain of its directors, executive officers and other members of 3dfx's management and employees may be soliciting proxies from 3dfx shareholders in favor of the transaction. The directors and officers of NVIDIA may be deemed to be participants in 3dfx's solicitation of proxies. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when its filed with the Securities and Exchange Commission.


                                     # # #

Registered trademark NVIDIA(R) Corporation, 2000. All company and/or product names are trademarks and/or registered trademarks of their respective manufacturers. Features, pricing, availability and specifications are subject to change without notice.

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